# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluerock Homes Trust, Inc., CIK 0001903382
CUSIP: 09631H100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1345 Avenue of the Americas - 32nd Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-22-012212
Filed by CIK 0001215763

## Reporting persons
- Hedgehog Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 209,714; shared voting power 0; sole dispositive power 209,714; shared dispositive power 0; aggregate amount beneficially owned 209,714 (5.1% of the class)
- Hold River LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 40,565; shared voting power 0; sole dispositive power 40,565; shared dispositive power 0; aggregate amount beneficially owned 40,565 (1% of the class)
- David T. Lu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 250,279; shared voting power 0; sole dispositive power 250,279; shared dispositive power 0; aggregate amount beneficially owned 250,279 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Bluerock Homes Trust, Inc.
Address of issuer's principal executive offices: 1345 Avenue of the Americas - 32nd Floor, New York, NY, 10105

## Item 2. Person Filing
Name of person filing: (1) Hedgehog Capital LLC (2) Hold River LLC (3) David T. Lu David T. Lu is the managing member of Hedgehog Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedgehog Capital LLC. David T. Lu is the managing member of Hold River LLC and has sole voting and dispositive power with respect to shares owned by Hold River LLC.
Address of principal business office or, if none, residence: 1117 E. Putnam Ave. #320 Riverside, CT 06878
Citizenship: (1) DE (2) DE (3) USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Hedgehog Capital LLC: 209,714 Common Shares Hold River LLC: 40,565 Common Shares David T. Lu: 250,279 Common Shares *209,714 Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 40,565 Common Shares are owned by Hold River LLC. David T. Lu managing member of Hold River LLC has sole dispositive and voting power over these shares.
Percent of class: Hedgehog Capital LLC: 5.1% Common Shares** Hold River LLC: 1.0% Common Shares** David T. Lu: 6.1% Common Shares** **The percentages used herein are calculated based upon 4,100,861 outstanding Class A common stock.
Sole power to vote or to direct the vote: Hedgehog Capital LLC: 209,714 Common Shares Hold River LLC: 40,565 Common Shares David T. Lu: 250,279 Common Shares *209,714 Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 40,565 Common Shares are owned by Hold River LLC. David T. Lu managing member of Hold River LLC has sole dispositive and voting power over these shares.
Shared power to vote or to direct the vote: Hedgehog Capital LLC: 0 Hold River LLC: 0 David T. Lu: 0
Sole power to dispose or to direct the disposition: Hedgehog Capital LLC: 209,714 Common Shares Hold River LLC: 40,565 Common Shares David T. Lu: 250,279 Common Shares *209,714 Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 40,565 Common Shares are owned by Hold River LLC. David T. Lu managing member of Hold River LLC has sole dispositive and voting power over these shares.
Shared power to dispose or to direct the disposition: Hedgehog Capital LLC: 0 Hold River LLC: 0 David T. Lu: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hedgehog Capital LLC: /s/ David T. Lu, Managing Member (05/15/2026)
- Hold River LLC: /s/ David T. Lu, Managing Member (05/15/2026)
- David T. Lu: /s/ David T. Lu, Managing Member (05/15/2026)